November 20, 2018

Andrew Marsh
President and Chief Executive Officer
Plug Power Inc.
968 Albany-Shaker Road
Latham, New York 12110

       Re: Plug Power Inc.
           Registration Statement on Form S-3
           Filed November 16, 2018
           File No. 333-228450

Dear Mr. Marsh:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Robert P. Whalen, Jr., Esq.